Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES FIRST QUARTER 2011 RESULTS

PRODUCTION INCREASED 11%, REVENUES INCREASED 37%, CASH FLOW INCREASED 73% AND
ADJUSTED EARNINGS INCREASED 110%

(Based on IFRS and in United States dollars unless otherwise specified)

TORONTO, ONTARIO, May 3, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced its financial and operating results for the first quarter of 2011.

HIGHLIGHTS FOR THE FIRST QUARTER 2011

•	Production of 267,368 per gold equivalent ounce (GEO)(1)(3)at cash costs of $14/GEO(1)(2)
•	Gold production of 221,489 ounces
•	Silver production of 2.3 million ounces
•	Generated cash margin of $1,373 per ounce(4)

•	Significant financial and operational increases over the first quarter of 2010
•	Production increased 11% to 267,368 GEO with record production from El Peñón
•	Revenues up 37% to $476 million
•	Net earnings up 11% to $0.20 per share
•	Adjusted earnings(1) up 110% to $0.21 per share
•	Cash flow generated from operations(1) up 73% to $0.38 per share

•	Cash balance increased to $460 million from $330 million, a 39% increase since 2010 year end

•	Announced value enhancing deal with respect to Agua Rica with Xstrata and Goldcorp

“Yamana’s first quarter results continued to demonstrate our commitment to, and focus on, the delivery of predictable and reliable production and costs.  We delivered production growth in the first quarter and record production from El Peñón.  Our cash costs continued to be one of the lowest in the industry” commented Peter Marrone, Chairman and CEO.  “We continue to advance our new projects, the first of which, Mercedes, is expected to start production by the middle of 2012.  C1 Santa Luz and Ernesto Pau-a-Pique will begin contributing by the end of 2012 and Pilar is expected to be in production in early 2013.  All of the projects can be fully funded directly from our cash flow.  These projects will contribute to our 60% production growth expected in the next three years.”

KEY STATISTICS

For the quarter ended	March 31
In millions of US dollars except where noted	2011	2010
Revenues	$476.1	$346.3
Cost of sales excluding depletion, depreciation and amortization	157.1	145.1
Depletion, depreciation and amortization	80.5	70.0
General and administrative expenses	27.4	25.3
Exploration expenses	6.5	6.7
Operating Earnings	212.7	111.5
Equity earnings form Alumbrera	11.7	11.6
Adjusted earnings	152.2	75.9
Adjusted earnings per share	0.21	0.10
Cash flow generated from operations after changes in working capital	228.9	141.4
Per share	0.31	0.19
Cash flow generated from operations before changes in working capital	282.3	163.1
Per share	0.38	0.22
Average realized gold price per ounce	$1,387	$1,114
Average realized silver price per ounce	$33.99	$17.07
Average realized copper price per pound	$4.28	$3.25

PRODUCTION SUMMARY
For the quarter ended	March 31
	2011	2010
Total gold equivalent ounces - produced	267,368	239,838
Gold produced	221,489	190,663
Silver produced (millions of ounces)	2.3	2.7
Total gold equivalent ounces - sold	265,500	247,035
Total copper produced - Chapada (millions of pounds)	38.5	29.7
Total copper sold - Chapada(millions of pounds)	29.7	29.1

For the quarter ended	March 31
	2011	2010
Co-product cash costs per gold equivalent ounce	$449	$423
Cash cost per pound of copper - Chapada	$1.21	$1.24
By-product cash costs per gold equivalent ounce	$14	$86

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FINANCIAL AND OPERATING SUMMARY

Revenues were $476 million in the first quarter from the sale of 208,135 ounces of gold, 2.3 million ounces of silver, and 29.7 million pounds of copper compared with $346 million in the same quarter of 2010.   Sales quantities for the quarter were lower than production particularly in copper resulting in an increase in inventory at the end of the quarter which will positively impact earnings in the second quarter.

Adjusted Earnings were $152 million or $0.21 per share, an increase of 110%, in the first quarter of 2011 compared with $75.9 million or $0.10 per share in the same quarter of 2010.

Net earnings for the quarter were $148 million compared with net earnings of $132 million for the first quarter of 2010, which included earnings from discontinued operations of $7.4 million. Earnings per share were $0.20 on a basic and diluted basis for the first quarter of 2011, compared with basic and diluted earnings per share of $0.18 for the same quarter in 2010.

Cash flow generated from operations before changes in working capital were $282.3 or $0.38 per share compared with $163.1 million for the first quarter of 2010, which has been restated to reflect the composition of the revised measure for cash flows under IFRS.

The increase in cash flows generated from operations was primarily due to an increase in metal prices generating higher sales revenues, lower cash costs after credits and positive pricing adjustments for copper in concentrate.

Cash and cash equivalents as at March 31, 2011 were $460 million, representing an increase of $130 million since December 31, 2010.

In the three months ended March 31, 2011, production of gold equivalent ounces (GEO) totaled 267,368 compared with 239,838 GEO in 2010, representing a quarter-to-quarter increase of 11%.

In the first quarter, copper production of 38.5 million pounds from Chapada increased by 30% over production of 29.7 million pounds in the first three months of 2010. Additionally, 7.1 million pounds of copper produced from Alumbrera were attributable to the Company in the first three months of 2011, compared to 11.8 million pounds in the same quarter of 2010.

For the quarter, by-product cash costs from operations were $14 per GEO, an 84% decrease from the $86 per GEO in the same period in 2010.   By-product cash costs take into account the natural hedge of by-product metal prices for the Company’s production cost structure. By-product credits inherently offset mining inflation during periods of high metal prices. The Company believes that by-product cash costs are a better representation of its cost structure. Lower by-product cash costs compared to last year reflect strong cost containment and strong copper prices which mitigated cost pressures due to mining industry inflation and the appreciation of currencies in the countries where the Company’s mines are located.

Average co-product cash costs for the quarter were $449 per GEO. This compares to co-product cash costs of $423 per GEO for the quarter ended March 31, 2010. The increase in average co-product costs was mainly due to the strengthened exchange rates for the Brazilian Reais and Chilean Pesos.

Co-product cash costs per pound of copper were $1.21 for the quarter from Chapada, compared with $1.24 in the first quarter of 2010.  Co-product cash costs per pound of copper including the Company’s interest in the Alumbrera mine, were $1.31 per pound of copper, compared with $1.14 for the same quarter in 2010.

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OPERATING MINES

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil

Chapada produced a total of 33,392 ounces of gold in the first quarter compared with 27,794 ounces of gold in the same quarter of 2010, representing a quarter-over-quarter increase of 20%. Production of copper from Chapada of 38.5 million pounds was 30% higher than the production of 29.7 million pounds of copper during the comparable period in 2010.

Higher production of both gold and copper in the quarter compared with the first quarter of 2010 was mainly due to an increase in ore mined and ore processed. The Company began operating a new fleet of large trucks in the first quarter of 2010. Operating efficiency has developed since then with experience in operating the large trucks which has contributed to the increase in productivity.  The Company also took measures to improve operating efficiencies during the rainy season compared to that of the prior year.

Subsequent to the quarter end, a $32.5 million shipment comprised of 11,000 tonnes of metal concentrate was made, which will positively impact second quarter earnings.

Production of gold and copper at Chapada in 2011 is expected to be in line with guidance.

By-product cash costs for the quarter were negative $2,615 per GEO, compared with negative $1,876 per GEO for the same quarter of 2010. Higher by-product cash costs credits reflect the continuous strength of copper prices resulting in lower by-product cash costs.

Co-product cash costs for the quarter were $286 per gold ounce and $1.21 per pound of copper which compared with $346 per gold ounce and $1.24 per pound of copper for the same quarter of 2010.

Jacobina, Brazil

Production at Jacobina was 30,319 ounces of gold in the first quarter, an increase of 21% from production of 25,022 ounces of gold in the first quarter of 2010. Higher production was mainly due to increased volume of ore mined and ore processed accompanied by improved grade and recovery rate.

The recovery rate at Jacobina for the first quarter was 93.5% compared to 91.9% for the first quarter of 2010. This is the result of the Company’s effort to modify the leaching cycle to improve recoveries which have trended upwards since the start-up of higher throughput levels. Gold grade for the quarter averaged 1.91 g/t also showing a 10% improvement over 1.73 g/t for the first quarter of 2010.

Production at Jacobina for 2011 is expected to be in line with guidance. Given the positive upward trend in production and the significant increase in mineral reserve grade, the Company will evaluate opportunities to increase production levels in 2011.

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Cash costs averaged $611 per ounce of gold for the first quarter compared with $687 per ounce of gold in the first quarter of 2010, representing a quarter-over-quarter improvement of 11%. Cash costs progressively improved throughout the first quarter. The Company completed the first quarter with cash costs of $606 per ounce of gold in March, presenting a cost trend consistent with that of the prior year.

Fazenda Brasileiro, Brazil

The Fazenda Brasileiro mine produced 11,252 ounces of gold in the quarter ended March 31, 2011. This compares to 14,738 ounces of gold in the first quarter of 2010. Cash costs for the first quarter were $968 per ounce compared with $622 per ounce for the same period in 2010.

Production at Fazenda Brasileiro for 2011 is expected to be in line with guidance.

At Fazenda Brasileiro, the two new mineralization zones CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential for high-grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company  continues to develop the high-grade reserves at CLX2, and improve mine fleet costs using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life and lower costs.  Improvement is expected and largely dependent on how quickly development of CLX2 can be advanced.

El Peñón, Chile

El Peñón had record quarterly production of 115,798 GEO during the first quarter of 2011. Production for the quarter consisted of 73,568 ounces of gold and 2.1 million ounces of silver, compared with 108,437 GEO, which consisted of 60,977 ounces of gold and 2.6 million ounces of silver produced in the first quarter of 2010. This represents a 7% quarter-over-quarter increase in 2011 versus 2010 production on a GEO basis.

Higher gold production was mainly due to improved gold grades and recovery rates compared with the same quarter of 2010. Higher gold grade areas including Al Este and Bonanza contributed to the increase in gold production. Since conversion to owner-mining, operational dilution has decreased and feed grade has improved. This, combined with increased capacity and the mining of higher grade veins including North Block area and Bonanza, has led to increased production. The decrease in silver production was primarily the result of mining lower planned silver grade areas, which was offset by improvements in gold.

GEO production at El Peñón for 2011 is expected to be in line with guidance.

Cash costs were $397 per GEO in the quarter ended March 31, 2011, compared with $384 per GEO in the first quarter in 2010. The appreciation of the Chilean Peso was the main contributing factor to the increased cash costs. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 9% from the first quarter of 2010.

Minera Florida, Chile

Minera Florida produced a total of 27,635 GEO in the current quarter compared with 20,630 GEO in the first quarter of 2010. The 34% quarter-over-quarter increase was mainly the result of higher volume of ore mined and ore processed and more effectively mining in narrower veins; production at Minera Florida for the first quarter of 2010 was interrupted as a result of the earthquake in Chile.  Cash costs for the first quarter were $476 per GEO compared with $363 per GEO in the same quarter in 2010 due primarily to the appreciation of the Chilean Peso and mining inflation.

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Gold grade for the quarter averaged 3.78 g/t which is lower than the 4.38 g/t for the first quarter of 2010. The lower gold grade was part of the mine plan for production from veins with better gold grade such as Tribuna and Victoria, which is expected to commence shortly.

Production at Minera Florida for 2011 is expected to be in line with guidance.

The Company’s expansion project at Minera Florida, which involves the processing of historic tailings, has advanced ahead of schedule.  Completion is now planned for late 2011. Tailings re-processing is expected to contribute an additional 40,000 GEO per year for five years to current production at Minera Florida.

Gualcamayo, Argentina

Gualcamayo produced 37,597 ounces of gold in the first quarter compared with 29,462 ounces produced in the first quarter of 2010, representing a 28% quarter-over-quarter improvement.

Gold grade increased at Gualcamayo to 0.95 g/t from 0.89 g/t in the previous quarter and from 0.68 g/t in the first quarter of 2010.  Gold recovery rate at Gualcamayo was 66.4% for the first quarter compared to 76% for the comparative quarter of 2010.  The decrease in recovery is due to an increase in inventory residing on the pads and will normalize to an average yearly recovery rate expected to reach a sustainable 70% - 75%.  The Company is taking steps to improve recoveries and minimize carbon fines as it progresses into Valle Norte later this year.

Production at Gualcamayo for 2011 is expected to be in line with guidance.

Cash costs were $507 per ounce in the quarter, compared with $443 per ounce in the first quarter of 2010. Management continued to reduce cash costs from the $662 per ounce level in the fourth quarter of 2010 down to the current level.

In 2011, the Company will focus on a number of operational initiatives, including efforts in sustaining the 1,500 tonne per hour feed through the mills, fleet expansion, underground development of QDD Lower West and expansion of heap leach pad at Valle Norte. In addition, the Company will continue to work on reducing reliance on contractors for increased cost predictability. Gold production for the second half of 2011 is expected to increase based on continuing higher grades, increases in crusher availability and throughput tonnage, and, by the end of the year, improved recovery at the new heap leach pad.

Alumbrera, Argentina

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera Mine of $11.7 million for the three months ended March 31, 2011, similar to the earnings reported for the first quarter of 2010. The Company received $20.0 million in cash distributions during the three months ended March 31, 2011 compared with $12.9 million cash received in the first quarter of 2010.

Attributable production from Alumbrera was 11,374 ounces of gold and 7.1 million pounds of copper for the quarter. This compares with attributable production of 13,755 ounces of gold and 11.8 million pounds of copper for the first quarter of 2010.

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Agua Rica, Argentina

The Company recently announced an agreement with Xstrata Queensland Limited and Goldcorp Inc. that would facilitate the ultimate integration of Agua Rica into Minera Alumbrera.  Subject to Xstrata and Goldcorp exercising their option to have Alumbrera acquire the assets of Agua Rica, and following the integration of the projects, Xstrata, Goldcorp and Yamana would own interests in the combined project of 50%, 37.5% and 12.5% respectively, consistent with their current interest in Alumbrera.

In addition, the Company will receive a combination of initial and option payments and deferred consideration which allows Yamana to retain positive exposure to the majority of the significant gold resources at the Agua Rica project. The integration of Agua Rica with Alumbrera provides the greatest value potential for Yamana and the best opportunity for the development of Agua Rica in the Catamarca province of Argentina.

DEVELOPMENT PROJECTS UPDATE

Yamana has four development projects which are expected to commence production throughout 2012 and 2013 which are Mercedes, C1 Santa Luz, Pilar and Ernesto/Pau a Pique.  Cumulatively, these projects will contribute an additional average annual production of 440,000 GEO.

Mercedes

The construction of Mercedes began in mid 2010 and is progressing as expected.  During the quarter the mill was received on site.  Concrete works and the first phase of the tailings dam development were almost completed.  The bulk excavation and access roads were also completed.  Mercedes is on track to be in production by mid 2012 with average annual production of 120,000 GEO.

Exploration at Mercedes continued to confirm the continuation and high grades of Lagunas Norte in the Barrancas system, increasing the strike length of the Barrancas zone to 1.1 kilometres. Development of Lagunas Norte has been accelerated to potentially enhance production levels at the project.  Drilling also confirmed the continuation of significant widths within the Diluvio zone of the Lupita vein structure. The results of this exploration are expected to continue to increase and upgrade the total mineral resources at Mercedes. These new areas and additional exploration will provide additional accesses to the ore bodies.  This increases the prospects that the Company will be able to increase production and extend mine life.

Pilar

Development at Pilar continued in the quarter with production expected to begin in the first quarter of 2013. Exploration confirmed mineralization along a 2.6 kilometre down dip extension of the current mineral resource. Northwest of the known Jordino deposit, lies the Ogo deposit: a hole drilled at depth confirmed mineralization below the previously interpreted footwall, significantly expanding potential in the 2.2 kilometres of untested strike length to the North. Additional exploration drilling suggests that growth in mineral reserves and mineral resources should continue in 2011.

The Pilar project is being built at a capacity level that is 30% higher than that contemplated in the feasibility study.  The Company expects to utilize the increased capacity beginning in 2014. The Company expects to utilize the increased capacity beginning in 2014.  Discovery of new resources along with the decision to advance Caiamar, a deposit located 38 kilometres from Pilar, to pre-feasibility assuming that ore would be processed at Pilar, is expected to support the higher capacity level.  Studies have been completed confirming the processing plant at Pilar is suitable to process the Caiamar ore and the higher grades can offset the costs of transporting the ore.  Resource development work has started at Caiamar, which could positively impact Pilar production rates as early as 2015.

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C1 Santa Luz

Development at C1 Santa Luz continued in the quarter with the completion of all the engineering studies and construction start up.  The project is planned initially as a conventional open pit with processing to be done through a carbon-in-leach (“CIL”) floatation circuit, which is on track to commence production in late-2012. Average annual production is expected to be approximately 100,000 ounces with production in each of the first two years expected to be approximately 130,000 ounces per year.

Ernesto/Pau-a-Pique

Construction at Ernesto/Pau-a-pique commenced in the first quarter advancing the project as expected.  Ernesto/Pau-a-pique is planned as an underground and open pit operation with conventional processing through a gravity and CIL circuit. Annual production of approximately 100,000 ounces is expected to commence in late 2012. Exploration drilling has been initiated at Lavrinha, an adjacent area to Ernesto, targeted to increase mineable resources and the project mine life.

Jeronimo

Jeronimo is located in northern Chile approximately 30 kilometres south southwest of El Salvador at an elevation of 3,800 metres above sea level. The first mineral reserve estimate was declared of 1.6 million ounces, based on the pre-feasibility study recently completed on a fully consolidated basis. Based on the Company’s current ownership interest (57%), attributable mineral reserves are 0.93 million ounces. Approximately one third of the mineral reserves declared were a direct result of conversion from mineral resources via infill drilling. The Company is evaluating processing methods for better recoveries, which are anticipated to optimize the project economics. The Company will also be incorporating the impact of credits from the sale of manganese which was not included in the pre-feasibility, as well as the positive impact of other off-take products. The mineral resource remains open at depth and has potential to add significantly to resources.

Results of the evaluation of the different processing options and optimizations will be part of the feasibility study which is expected to be delivered by the end of 2011. The decision to proceed, after that time, will be based on continued positive results from a full feasibility and further consolidation of the ownership of Jeronimo, both of which are expected to occur.

OUTLOOK AND STRATEGY

The Company continues to focus on building sustainable and reliable gold production through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties.  All of the Company’s operating mines are in known, stable jurisdictions in mining-friendly countries including Brazil, Chile, Argentina and Mexico.  Three of the Company’s mines in development are in Brazil with the fourth new mine located in Mexico, adhering to the corporate strategy of pursuing growth in mining-friendly and stable jurisdictions. Through the steady path of organic growth and a disciplined approach in cost management, the Company expects to succeed in attaining its objectives set for the near-term and beyond.

The Company is maintaining the production and cost guidance previously stated in its January 11, 2011 press release.

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Production is expected to be in the range of approximately 1.04 million to 1.14 million gold equivalent ounces in 2011. Annual silver production is expected at approximately 9 million ounces, and copper production is expected to be in the range of 145 million to 160 million pounds in 2011. In 2012, production growth continues as three development stage projects, including Mercedes, C1 Santa Luz, Ernesto/Pau-a-Pique, where construction decisions have already been made, increase production levels to between 1.2 - 1.32 million GEO in 2012, an overall increase of 27% from 2011.

Estimated cash costs for 2011 and 2012 are expected to be below $250 per GEO.

Production growth in 2013 is expected to increase by 60% from 2010 levels to between 1.46 and 1.68 million GEO with new contributions expected from Pilar, and full year production from Mercedes, C1 Santa Luz, and Ernesto/Pau-a-Pique.

These projects are advancing on schedule and are fully-funded from the Company’s available cash and cash flows generated from operations.

By 2014, production is targeted to be 1.7 million GEO, which represents production growth over four years of approximately 65% compared to 2010 production levels. This production includes production from existing mines and projects currently in development for which construction decisions have been made, and it does not include any additional production from new projects, expansions and optimizations under current evaluation.

Further details of the 2011 first quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

Transition to IFRS

Effective the first quarter of 2011, the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management Discussion and Analysis has also been restated to conform to IFRS. This Management Discussion and Analysis should be read in conjunction with Note 30 “Transition to IFRS” to the consolidated financial statements.

To transition from Canadian GAAP to IFRS, the main adjustment to net earnings was the revaluation of deferred income tax assets and liabilities related to non-monetary items using current exchange rates rather than historical exchange rates as it was the case under Canadian GAAP. Under IFRS, the use of current exchange rates in the revaluation of deferred income tax assets and liabilities increases volatility in income tax expense and net earnings period to period. The calculation of Adjusted Earnings excludes foreign exchange gains and losses, therefore, the effect of revaluating deferred income tax assets and liabilities due to movements in foreign currencies is excluded from the Adjusted Earnings calculation.

Prior to January 1, 2011, the Company used the non-GAAP financial measure “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. Coincident with the IFRS disclosure requirement for finance income received or expense paid and income tax paid to be presented as separate items in the statement of cash flows, the Company has determined to replace “cash flows from operating activities before changes in non-cash working capital” with “cash flows generated from operations before changes in non-cash working capital” by excluding finance income received and finance expense paid in the calculation of “cash flows generated from operations before changes in working capital”. Finance income is now included in the determination of cash flows from investing activities and finance expense is now included in the determination of cash flows from financing activities. Additionally, in accordance with IFRS, the Company now reflects income taxes paid or received in the calculation of operation cash flows on a cash basis excluding any impact of movements in the income tax liability or receivable. While changes are effected to comply with the requirements of IFRS, every possible effort has been made to maintain consistency between the current composition of cash flows from operating activities and the version under Canadian GAAP to the extent possible. Management expects that the measure better reflects the Company’s cash flow generating capabilities for investors.

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FIRST QUARTER CONFERENCE CALL

Q1 Conference Call Information:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 55286145#
Replay Call:	416-849-0833, Passcode 55286145#

The conference call replay will be available from 12:15 p.m. ET on May 4, 2011 until 11:59 p.m. ET on May 18, 2011.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will take place on Wednesday, May 4, 2011 at 11:00 a.m. ET at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, a live audio webcast and slide presentation can be accessed from Yamana’s website.
Via Webcast: Live Audio Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 Email: linda.armstrong@yamana.com www.yamana.com

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MINE BY MINE OPERATING SUMMARY:

Chile
El Peñón	Ore processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced	Gold Equivalent Ounces Sold	Cash costs per GEO(1)
Q1 2011	358,013	6.91	227.8	92.0	79.9	73,568	2,111,482	115,798	114,803	$ 397
Total 2010	1,522,366	5.74	228.5	91.2	84.1	256,530	9,427,208	427,934	431,665	$ 428
Q4, 2010	366,424	6.94	229.2	91.3	79.5	74,785	2,145,809	113,800	114,403	$ 421
Q3, 2010	396,209	5.48	216.8	90.8	83.3	63,417	2,298,731	105,212	108,204	$ 461
Q2, 2010	392,223	4.97	216.3	92.0	87.1	57,351	2,372,380	100,485	102,324	$ 449
Q1, 2010	367,509	5.64	253.3	90.4	86.3	60,977	2,610,289	108,437	106,739	$ 384

Minera Florida
Q1 2011	232,284	3.78	35.2	84.6	68.7	23,986	182,453	27,635	26,798	$ 476
Total 2010	779,836	4.41	33.4	83.7	67.8	94,585	606,071	105,604	102,819	$ 416
Q4, 2010	214,859	4.68	45.1	84.7	70.6	27,787	234,339	32,048	30,525	$ 479
Q3, 2010	207,834	4.3	39.2	84.2	67.0	24,337	182,332	27,652	27,667	$ 425
Q2, 2010	204,512	4.27	21.2	82.0	66.1	23,543	95,249	25,274	23,020	$ 370
Q1, 2010	152,631	4.38	25.2	84.6	67.2	18,918	94,151	20,630	21,608	$ 363

Brazil
Chapada	Ore processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash costs per GEO(1)
Q1, 2011	5,088,739	0.32	64.7	33,392	33,395	($2,615)
Total 2010	19,195,578	0.35	62.3	135,613	127,450	($2,073)
Q4, 2010	4,757,679	0.37	64.9	36,965	31,421	($2,863)
Q3, 2010	5,246,202	0.38	63.4	40,405	35,591	($1,856)
Q2, 2010	4,873,077	0.32	60.7	30,450	32,881	($1,583)
Q1, 2010	4,318,621	0.34	60.0	27,794	27,557	($1,876)

Jacobina
Q1 2011	529,035	1.91	93.5	30,319	31,537	$ 611
Total 2010	2,158,097	1.89	93.2	122,160	121,405	$ 535
Q4, 2010	542,055	2.06	94.1	33,718	33,530	$ 495
Q3, 2010	570,799	1.95	93.8	33,637	32,517	$ 463
Q2, 2010	556,376	1.79	93.0	29,785	29,110	$ 534
Q1, 2010	488,865	1.73	91.9	25,022	26,249	$ 687

Fazenda Brasileiro
Q1 2011	205,389	1.93	88.2	11,252	12,891	$ 968
Total 2010	1,110,204	2.22	88.6	70,084	72,316	$ 628
Q4, 2010	275,184	2.53	89.4	19,852	18,822	$ 705
Q3, 2010	279,734	2.14	89	17,161	19,208	$ 620
Q2, 2010	273,706	2.36	88.2	18,333	15,801	$ 559
Q1, 2010	281,579	1.84	87.3	14,738	18,485	$ 622

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Argentina
Gualcamayo	Ore processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash costs per GEO(1)
Q1 2011	1,896,533	0.95	66.4	37,597	34,665	$ 507
Total 2010	7,528,690	0.82	67.8	135,140	141,734	$ 506
Q4, 2010	1,818,571	0.89	69.5	36,239	36,649	$ 662
Q3, 2010	1,982,929	0.87	57.8	31,972	38,660	$ 480
Q2, 2010	1,940,939	0.85	70.4	37,467	30,283	$ 427
Q1, 2010	1,786,251	0.68	76.0	29,462	36,142	$ 443

Alumbrera
Q1 2011	1,131,995	0.45	69.3	11,374	11,412	(1,452)
Total 2010	4,509,332	0.46	73.0	50,656	48,940	(1,404)
Q4, 2010	1,160,601	0.50	76.0	14,061	12,951	(1,556)
Q3, 2010	1,102,574	0.42	72.8	11,370	10,095	($993)
Q2, 2010	1,117,957	0.43	69.9	11,470	15,638	($1,938)
Q1, 2010	1,128,200	0.51	72.2	13,755	10,256	($1,142)

Copper Production	Ore processed (tonnes)	Copper ore grade (%)	Copper Recovery (%)	Copper produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q1, 2011	5,088,739	0.39	87.1	38.5	29.7	$ 1.21
Total 2010	19,195,578	0.41	86.5	149.4	143.8	$ 1.17
Q4, 2010	4,757,679	0.44	86.2	39.9	39.6	$ 1.20
Q3, 2010	5,246,202	0.43	86.8	42.8	43.5	$ 1.14
Q2, 2010	4,873,077	0.39	87.2	37.0	31.6	$ 1.13
Q1, 2010	4,318,621	0.36	85.5	29.7	29.1	$ 1.24

Alumbrera
Q1 2011	1,131,995	0.39	73.1	7.1	7.1	$ 1.85
Total 2010	4,509,332	0.50	82.0	38.7	37.0	$ 1.29
Q4, 2010	1,160,601	0.40	81.0	9.3	9.0	$ 1.37
Q3, 2010	1,102,574	0.40	82.2	8.3	7.7	$ 1.53
Q2, 2010	1,117,957	0.44	81.4	9.3	12.1	$ 1.52
Q1, 2010	1,128,200	0.54	84.7	11.8	8.2	$ 0.89

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Co-product and By-product Cash Costs

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

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Per Gold Equivalent Ounce (“GEO”)
The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i) (iii)	$ 157,102	$ 145,143	$ 614	$ 642

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's) (ii)	(42,185)	(32,032)	(165)	(142)
Treatment and refining costs (TCRC) related to Chapada gold	908	1,032	4	5
Inventory movements and adjustments	8,368	(10,757)	33	(48)
Commercial selling costs	(7,015)	(5,182)	(28)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$ 117,178	$ 98,204	$ 458	$ 434
Minera Alumbrera (12.5% interest) GEO cash costs	2,779	3,365	244	245
Total GEO co-product cash costs (iii)	$ 119,957	$ 101,569	$ 449	$ 423
Commercial GEO produced excluding Alumbrera	255,994	226,083
Commercial GEO produced including Alumbrera	267,368	239,838

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

Reconciliation of Cost of Sales per the Financial Statements to Co-product Cash Costs per Pound of Copper
Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i) (iii)	$ 157,102	$ 145,143	$ 4.08	$ 4.88

Adjustments:
GEO related cash costs (excluding related TCRC's) (ii)	(116,271)	(97,172)	(3.02)	(3.27)
Treatment and refining costs (TCRC) related to Chapada copper	4,277	4,831	0.11	0.16
Inventory movements and adjustments	8,368	(10,757)	0.22	(0.36)
Commercial selling costs	(7,015)	(5,182)	(0.18)	(0.17)
Total Copper co-product cash costs (excluding Alumbrera)	$ 46,461	$ 36,863	$ 1.21	$ 1.24
Minera Alumbrera (12.5% interest) Copper cash costs	13,185	10,467	1.85	0.89
Total Copper co-product cash costs (iii)	$ 59,646	$ 47,330	$ 1.31	$ 1.14
Copper produced excluding Alumbrera (millions of lbs)	38.5	29.7
Copper produced including Alumbrera (millions of lbs)	45.6	41.5

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

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Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO
GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2011	2010	2011	2010

Cost of sales (i)	$ 157,102	$ 145,143	$ 614	$ 642

Adjustments:
Chapada treatment and refining costs related to gold and copper	5,185	5,863	20	26
Inventory movements and adjustments	8,368	(10,757)	33	(48)
Commercial selling costs	(7,015)	(5,182)	(27)	(23)
Chapada copper revenue including copper pricing adjustment	(143,324)	(98,650)	(560)	(436)
Total GEO by-product cash costs (excluding Alumbrera)	$ 20,316	$ 36,417	$ 79	$ 161
Minera Alumbrera (12.5% interest) by-product cash costs	(16,519)	(15,708)	(1,452)	(1,142)
Total GEO by-product cash costs (i)	$ 3,797	$ 20,709	$ 14	$ 86
Commercial GEO produced excluding Alumbrera	255,994	226,083
Commercial GEO produced including Alumbrera	267,368	239,838

(i)	Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations for the comparative period.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 of the Company’s Management Discussion and Analysis “Overview of Financial Results” for both the yearly and quarterly reconciliations, filed on SEDAR and on the Company’s website.

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(in thousands of United States Dollars)	Three months ended
	March 31,	March 31,
	2011	2010
Revenues	$476,077	$346,341
Cost of sales excluding depletion, depreciation and amortization	(157,102)	(145,143)
Gross margin	318,975	201,198
Depletion, depreciation and amortization	(80,511)	(70,049)
Mine operating earnings	238,464	131,149

Expenses
General and administrative	(27,436)	(25,324)
Exploration	(6,478)	(6,758)
Equity earnings from Minera Alumbrera	11,732	11,652
Other operating (expenses) income	(3,614)	825
Operating earnings	212,668	111,544

Finance income	5,335	4,586
Finance expense	(11,528)	(29,474)
Net finance expense	(6,194)	(24,888)

Earnings from continuing operations before income taxes, and non-controlling interest	206,475	86,656

Income tax (expense) recovery	(58,227)	37,529
Earnings from continuing operations	148,248	124,185
Earnings from discontinued operations (i)	-	7,352
Net earnings	$148,248	$131,537

Earnings Adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	(1,493)	(60,233)
Other non-cash unrealized foreign exchange gains	259	8,240
Non-cash unrealized gains on derivatives	(32)	(4,586)
Share-purchase warrant mark-to-market gain	(140)	(3,508)
Stock-based and other compensation	2,844	6,049
Future income tax expense (recovery) on translation of intercompany debt	2,251	(3,772)
Other non-recurring loss	263	1,966
Adjusted Earnings before income tax effects	152,200	75,693
Income tax effect of adjustments	8	231
Adjusted Earnings (ii)	$152,208	$75,924

Earnings per share - basic and diluted	$0.20	$0.18
Adjusted Earnings per share - basic and diluted (ii)	$0.21	$0.10

(i)	Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with IFRS) with restatement of prior period comparatives.
(ii)
A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses, (f) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) write-down of investments and other assets and any other non-recurring adjustments, (h) mark-to-market (gains) losses on share-purchase warrants. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

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